Exhibit 3.2
Purported Amendment to the Amended and Restated Bylaws of Viacom Inc.
Article III, Section 2 of the Bylaws is to be deleted in its entirety and replaced with the following:

“Subject to the rights of the holders of any series of Preferred Stock or any other class of capital stock of the Corporation then outstanding (other than Common Stock), vacancies in the board of directors occurring as a result of (i) stockholder action to remove directors or to increase the number of authorized directors or (ii) for any other reason shall be filled only by the affirmative vote of the holders of record of the outstanding shares representing at least a majority of all the aggregate voting power of outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class, and shall not be filled by the board of directors; provided that in the case of a vacancy referred to in clause (ii) above, such vacancy may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, if not filled by stockholder action within thirty days of the occurrence of such vacancy. The directors so chosen shall hold office until their death, resignation or removal or until their successors are duly elected and qualified.”